Exhibit 99.2

Nano Dimension Leading Manufacturing into the Future 1 st Quarter 2023 Results & Earnings Call Yoav Stern, Chairman & CEO Yael Sandler, CFO Julien Lederman, VP Corporate Development June 29 th , 2023

Forward Looking Statements ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its strong growth, steady and strong revenue growth, increasing margins, new products and technology advancement, the potential benefits and advantages of special tender offer, the expiration time and date for the special tender offer, and that it has fuel to become industry leader with capital to support growth . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2022 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Important Information About the Special Tender Offer ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3 This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein . A tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, was filed with the SEC by Nano Dimension on May 25 , 2023 , as subsequently amended and supplemented . Stratasys filed with the SEC a solicitation/recommendation statement on Schedule 14 D - 9 , as required by the tender offer rules, on May 30 , 2023 , as subsequently amended . INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14 D - 9 REGARDING THE OFFER, AS THEY MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES . Investors and security holders may obtain a free copy of the offer to purchase as amended and supplemented, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www . sec . gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the tender offer statement . In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the SEC’s website at www . sec . gov . Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www . stratasys . com . Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www . nano - di . com .

Business Highlights – Q1 2023

Important Milestones Underscore Strong Business Momentum

- Strong growth trajectory & increasing margins
  - $14.97M record quarterly Revenue
  - 44% Gross Margin (IFRS); adjusted Gross Margin of 47% (non-IFRS)[1]
  - 43% YoY quarterly Revenue growth
  - 556% YoY quarterly increase in Gross Profit (IFRS); 68% YoY quarterly increase in adjusted Gross Profit (non-IFRS)[1]
- Significant sales wins – Accumulating requests & wins for Fox (AE) + DF IV (AME)
  - NASA
  - Top 10 global Defense Contractor
  - Fraunhofer
  - Western government Defense Agency
  - Western research innovation center
- New products and deep tech advancements
  - Critical advancements in Fabrica Micro-AM with a new product and materials
  - DeepCube implementation into DragonFly® IV



1 See reconciliation of IFRS to non-IFRS in slides 15-16

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANO DIMENSION

4

Financials – Q1 2023 ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 Q1 2023 Q1 2022 In USD $14.97M $10.43M Revenue $6.6M $1.0M Gross Profit (IFRS) 44% 10% Gross Margin (IFRS) $7.1M $4.2M Adjusted Gross Profit (non - IFRS) 1 47% 40% Adjusted Gross Margin (non - IFRS) 1 $11.9M ($34.1M) EBITDA (loss) 3 ($21.7M) ($19.2M) Adjusted EBITDA (loss) 1 $15.3M $11.7M R&D Expenses 2 3 ($6.4M) ($7.5) Adjusted EBITDA (loss) net of R&D expenses 1 $22.0M ($33.3M) Net income (loss) ($28.0M) ($21.5M) Net cash used in operations ($16.7M) ($20.7M) Net cash used in operations, minus interest earned Strong Business Performance Driving Improved Financial Strength Highlights • Growth ▪ 43% YoY revenue growth ▪ 68% YoY increase in adjusted gross profit (non - IFRS) 1 • Revenue and profitability ▪ $14.97M record quarterly revenue ▪ $7.1M record adjusted gross profit (non - IFRS) 1 • Improved performance ▪ $4.0M improvement in cash used in operations, minus interest earned 1 See reconciliation of IFRS to non - IFRS in slides 15 - 16 2 Excluding share based compensation expenses, deprecation and amortization 3 Excluding expenses related to proxy activity

40% 47% 0% 15% 30% 45% 60% Q1 2022 Q1 2023 Strong Growth and Increasing Margins Robust Year - on - Year Results Revenue Adjusted Gross Margin % (non - IFRS) 1 $14.97M +43% YoY $10.43M $0M ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 $5M $10M $15M $20M Q1 2022 Q1 2023 1 See reconciliation of IFRS to non - IFRS in slides 15 - 16 2 Including cash equivalents, and short and long - term unrestricted bank deposits Adjusted no n - IFRS IFRS Adjusted non - IFRS IFRS

$4M $5M $10M $20M $39M $44M $48M $0M $15M $30M $45M $60M $75M Q2 2021 LTM Q3 2021 LTM Q4 2021 LTM Q1 2022 LTM Q2 2022 LTM Q3 2022 LTM Q4 2022 LTM Q1 2023 LTM 2023 Run Rate (Q1 2023 Annualized) Steady & Strong Revenue Growth Consistent Last Twelve Months (LTM) Revenue Growth for Past 8 Quarters ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7 +22% +113% +92% $30M +51% +28% +12% +10% $60M +24%

Based on Q1 2023 – Q1 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] Q1 2023 filings) 1 Peer Group Avg. includes the average of DDD, DM, MKFG, SSYS Q1 2023 – Q1 2022 YoY Revenue increase % / decrease % (9%) (9%) (5%) 10% (7%) 43% (10%) 0% 10% 20% 30% 40% 50% Peer Group Avg. 1 Significantly Outperforming Peers Value - Creation Strategy Has Prompted Strong Growth Amidst Market Headwinds Nano Dimension vs. Peers Q1 2023 YoY Revenue Growth ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8

Q3 2022 Q1 2023 M&A Synergies Showing Results 50% Organic Revenue Growth from Q3/2022 to Q1/2023 Demonstrating Strong Synergies from M&A +50% ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9

$8M $12M $0M $5M $10M $15M Q1 2022 Q1 2023 Significant Sales Wins Systems Product Line Revenue +45% YoY Top 10 global defense contractor ... Western gov. defense agency Western research innovation center Compared to SSYS Q1 (26%) in systems revenue YoY 1 Q1 2022 Q1 2023 (26%) YoY 1 Slide 13 in Stratasys Ltd. (Nasdaq: SSYS) Q1 Financial Results presentation – Systems Revenue Y/Y ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 • Growing install base • Indication of future growth of recurring revenue from consumables & services

New Product and Tech Advancements

Sharp and Continued Focus on Advancements in Our Core Business

New systems and materials

- New Micro-AM systems designed for micron (µm)-level resolution of industrial parts
- New materials for high-performance ceramics, along with durable and transparent polymers
- Growing install base with wins to Accumold, TTH, and Government Defense Agency


T-700
D-810
P-900

THE TECHNOLOGY HOUSE

DeepCube's Deep Learning-Based AI

- DragonFly® IV + DEEPCUBE
  - Integrating DeepCube's deep learning technology in our DragonFly® IV system for additively manufactured electronics (AME)

DeepCube
Deep Learning
Based AI Platform



©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANO DIMENSION
11

Increase in SSYS Special Tender Offer Price to $20.05 From $18.00 to $20.05 Per Share in Cash To Learn More About Nano’s Vision for Stratasys, As Well As Details of the Tender Offer Visit www.StratasysValueNow.com Contact Georgeson Toll - Free at (877) 668 - 1646 for Information on How to Tender • 54.4% premium to the unaffected 60 - day VWAP as of March 3 rd , 2023 • Provides certain, near - term cash • Targeted NNDM’s ownership of SSYS to 46% - 51% • Extended until 5:00 p.m., New York Time, on July 24 th , 2023 ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 For more information on the Nano Dimension Special Tender offer read - June 27 th , 2023 Press Release – Link “Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $20.05 per Share In Cash”

Q&A ©2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 13

Appendix

Reconciliation for Non - IFRS Measures ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15 EBITDA is a non - IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above. Adjusted EBITDA is a non - IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share - based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share - based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non - cash items, such as expenses related to revaluation, exchange rate differences and share - based payments. Adjusted gross profit, excluding depreciation and amortization and share - based compensation expenses, is a non - IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non - cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues. EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Reconciliation for Non - IFRS Measures ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 16 Amounts in thousands of USD The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit: 1 Excluding share based compensation expenses, deprecation and amortization See full reconciliation and explanation in Q1 2023 Nano Dimension press release published 29/06/2023 For the Three - Month Period Ended March 31st, 2023 21,959 Net income 74 Tax expenses 1,423 Depreciation and amortization (11,520) Interest income 11,936 EBITDA (44,777) Finance income from revaluation of assets and liabilities 3,045 Exchange rate differences 6,124 Share - based compensation expenses (23,672) Adjusted EBITDA (loss) 1,931 Expenses related to proxy activity (21,741) Adjusted EBITDA (loss) excluding proxy activity 15,319 R&D Expenses 1 (6,422) Adjusted EBITDA (loss) net of R&D cash expenses excluding proxy activity For the Three - Month Period Ended March 31st, 2023 For the Three - Month Period Ended March 31st, 2022 6,566 1,001 Gross profit 66 2,862 Depreciation and amortization 422 324 Share - based compensation expenses 7,054 4,187 Adjusted gross profit (27,953) (21,463) Net Cash used in operations 11,292 762 Interest earned (16,661) (20,701) Net cash used in operations, minus interest earned

Fuel to Become Industry Leader With Capital to Support Growth Multiple of Cash Balance¹ to Annual Net Cash Used in Operating Activities² 1 Including cash, cash equivalents, investment in trading securities, and short and long - term unrestricted bank deposits ([MKFG, DM, VLD] Q4/FY 2022 filings) 0.6x 1.0x 2.3x 12.5x 0x 3x 6x 9x 12x 15x 2 Based on FY22 operating cash flow ([MKFG, DM, VLD] Q4/FY 2022 filings) ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 17

Key Metrics Q1 2023 Amounts in thousands of USD 3 Excluding expenses related to proxy activity ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 18 Cash Flow Balance Sheet Income Statement Q1 2023 Q1 2022 Q1 2023 Q1 2022 Q1 2023 Q1 2022 (27,953) (21,463) CF from operations 1,146,279 1,311,093 Cash cash balance 2 and marketable securities 14,965 10,430 Total Revenue (225,380) (41,224) CF from investing activities 1,210,157 1,387,671 Total Assets 7,054 4,187 Adjusted Gross Profit 1 (19,754) (921) CF from financing activities 686 0 Total Debt Loans from banks 47% 40% Adjusted Gross Margin 1 (273,087) (63,608) Change in Cash and cash equivalents 49,710 66,364 Total Liabilities 3 (21,741) (21,683) Adjusted EBITDA (loss) 1 1,160,447 1,321,307 Total Shareholders' Equity 21,959 (33,288) Net income (loss) 1 See reconciliation of IFRS to non - IFRS in slides 15 - 16 2 Including cash equivalents, and short and long - term unrestricted bank deposits